Exhibit (d)(4)

Amendment No. 3 to the Investment Management Agreement

This Amendment No. 3 dated as of as of May 3, 2021 (the “Amendment”) to the Management Agreement (as defined below) is entered into by and between BlackRock Allocation Target Shares, a Delaware statutory trust (the “Trust”) and BlackRock Advisors, LLC, a Delaware limited liability company (the “Advisor”). Capitalized terms used herein and not otherwise defined shall have the meaning or meanings as set forth in the Management Agreement.

WHEREAS, the Trust and the Advisor have entered into an Investment Management Agreement dated September 29, 2006 (the “Management Agreement”) pursuant to which the Trust appointed the Advisor to act as investment advisor to the investment portfolios of the Trust; and

WHEREAS, the Management Agreement provides that new Funds may be added to Annex A by resolution of the Board of Trustees, approval by the shareholder or shareholders of such Fund and acceptable by the Advisor, and the Management Agreement with respect to each subsequent Fund shall become effective as of such time, and unless sooner terminated with respect to such Fund as provided therein, shall continue in effect for a period of two years with respect to such Fund; and

WHEREAS, the Board of Trustees, including a majority of those Trustees who are not interested persons of the Trust, specifically approved the establishment of BATS: Series V Portfolio (the “New Fund”) at a meeting held on January 28, 2021 and the appointment of the Advisor to act as investment advisor therefor at a meeting held on February 12, 2021;

NOW, THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:

1.

Appointment.  The Trust hereby appoints the Advisor to act as investment advisor to the New Fund for the period and on the terms set forth in the Management Agreement. The Advisor hereby accepts such appointment and agrees to render the services set forth in the Management Agreement with respect to the New Fund for the compensation herein provided.

2.

Compensation.  The Advisor shall receive any compensation from the New Fund at the annual rates set forth on Schedule A for the services provided and the expenses assumed pursuant to the Management Agreement.

3.	Capitalized Terms. From and after the date hereof, the term “Fund” as used in the Management Agreement shall be deemed to include BATS: Series V Portfolio.

4.	Annex. Annex A to the Management Agreement shall be amended to add the New Fund so that Annex A is amended and restated as attached hereto.

5.

Miscellaneous.  Except to the extent supplemented hereby, the Management Agreement shall remain unchanged and in full force and effect, and is hereby ratified and confirmed in all respects as supplemented hereby. Without limiting the generality of the foregoing, it is understood that the Advisor may employ one or more sub-advisers for the New Fund pursuant to Section 3 of the Management Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 3 to the Investment Management Agreement to be executed by their officers designated below as of the day and year first above written.

BLACKROCK ALLOCATION TARGET SHARES, on behalf of BATS: Series V Portfolio

By:
Name:
Title:

BLACKROCK ADVISORS, LLC

By:
Name:
Title:

[Signature Page to Amendment No. 3 to BATS IMA (BATS: Series V Portfolio)]

Schedule A

Investment Advisory Fee

Fund	Advisory Fee

BATS: Series V Portfolio	None.

Amended and Restated

Annex A

Series of BlackRock Allocation Target Shares

1)	BATS: Series A Portfolio
2)	BATS: Series C Portfolio
3)	BATS: Series E Portfolio
4)	BATS: Series M Portfolio
5)	BATS: Series P Portfolio
6)	BATS: Series S Portfolio
7)	BATS: Series V Portfolio